

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Mr. Nikolay Lobachev
Chief Financial Officer
Diversified Global Holdings Group, Inc.
800 North Magnolia Avenue, Suite 105
Orlando, Florida 32803

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30, 2010, and September 30, 2010**
> **Form 8-K filed October 13, 2010**
> **File No. 0-53524**

Dear Mr. Lobachev:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

2. It appears that you conduct substantially all of your operations outside of the United States subsequent to your acquisitions in 2009 and 2010. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please provide us with information that will help us answer the following questions:

    *   How do you evaluate and assess internal control over financial reporting? In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

    *   How do you maintain your books and records and prepare your financial statements? If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

    *   What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
        *   what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
        *   what relevant education and ongoing training he or she has had relating to U.S. GAAP;
        *   the nature of his or her contractual or other relationship to you;
        *   whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
        *   about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

        If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Given that you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Business, page 1

3. In accordance with Item 101(h) of Regulation S-K, please provide the following information:
   - The distribution methods of the products and services offered by Kuechen-Schilling, Bauelemente Kuhn, Kontakt, and Fregat. See Item 101(h)(ii) of Regulation S-K.
   - The methods of competition for RSD, Wood Imagination, Forms Gallery, Kuechen-Schilling, Bauelemente Kuhn, Kontakt, and Fregat. See Item 101(h)(iv) of Regulation S-K.
   - The sources and availability of raw materials used by Kuechen-Schilling and Bauelemente Kuhn and the names of their principal suppliers. See Item 101(h)(v) of Regulation S-K.
   - The costs and effects of compliance with environmental laws for RSD, Wood Imagination, Kuechen-Schilling, and Bauelemente Kuhn. See Item 101(h)(xi) of Regulation S-K.

4. We note on page 24 in Note 1 to the financial statements that your U.S. operations also separately provide business investment consulting services to small private companies and that you have provided some information relating to a consulting business on page 11. To the extent you engage in this business, please provide relevant disclosure in accordance with Item 101(h) of Regulation S-K.

Properties, page 8

5. Please disclose the approximate square footage being leased for the lease entered into by Kontakt and the approximate cost per month for the lease entered into by Fregat.

MD&A, page 9

General

6. Please be more specific in your results of operations disclosures. Please quantify the impact of each factor that impacts a financial statement line item and provide adequate detail regarding the factor so that an investor may understand its origin, the industry segment to which it refers, and impact on the financial statement line item. For example, it is unclear how significantly your revenues, as disclosed on page 10, were impacted by a downturn in the housing market and decreases in your European market due to the economic crisis in 2009. Additionally, it is unclear which housing market you are referring to. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify and describe in more detail the specific reasons for material fluctuations between all periods presented wherever possible.

Liquidity and Capital Resources, page 10

7. Please provide more detailed disclosure regarding the internal and external sources of liquidity. For example, we note that you rely in part on related party loans to finance your activities. Please file such material agreements as exhibits and disclose the provider of these loans, the total amount available to you, the amount currently outstanding, the interest rate, the length of the loan, and any other material terms.

8. We note that you experienced net losses in 2009 and that you finance your activities through operations and related party loans. Please state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months and discuss your current commitments for expenditures and the resources available to you to satisfy those obligations. Please disclose whether your current resources are adequate to meet your commitments, and provide your assessment of the accessibility of and risks to accessing needed capital.

Trend Analysis by Industry Segment, page 11

9. Please also provide a discussion of (loss) income from operations by segment.

10. We note that you provide information relating to industry segments that are different
    from the industry segments listed in Note 12 to the financial statements on page 37.
    When providing information relating to industry segments, please provide
    information on a consistent basis.

11. We note your disclosure regarding your consulting business and that you expect
    increased capital expenditures in 2010 because you are currently in the process of
    developing office space. Please disclose the anticipated source of funds for each
    capital expenditure. See Item 303(a)(2)(i) of Regulation S-K.

Critical Accounting Policies

Goodwill and Evaluation of Long-Lived Assets, page 12

12. In the interest of providing readers with a better insight into management's judgments
    in accounting for goodwill, please disclose the following:
    *   The reporting unit level at which you test goodwill for impairment and your basis
        for that determination;
    *   How you weight each of the methods used to value goodwill, including the basis
        for that weighting;
    *   How the methodologies used for valuing goodwill in the current year have
        changed since the prior year; and
    *   To the extent that any of your reporting units have estimated fair values that are
        not substantially in excess of the carrying value and to the extent that goodwill for
        these reporting units, in the aggregate or individually, if impaired, could
        materially impact your operating results, please provide the following disclosures
        for each of these reporting units:
        o   Identify the reporting unit;
        o   The percentage by which fair value exceeds the carrying value as of the most-
            recent step-one test;
        o   The amount of goodwill;
        o   A description of the assumptions that dive the estimated fair value;
        o   A discussion of the uncertainty associated with the key assumptions. For
            example, to the extent that you have included assumptions in your discounted
            cash flow model that materially deviates from your historical results, please
            include a discussion of these assumptions; and
        o   A discussion of any potential events and/or circumstances that could have a
            negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Controls and Procedures, page 39

13. In your disclosure regarding management's conclusion regarding the effectiveness of your disclosure controls and procedures, it appears that you are referring to one person as the principal executive and principal financial officer even though two separate persons hold those positions. Please confirm to us that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of December 31, 2009.

14. Please remove the sentence "The system and its evaluation are reported on in the below Management's Annual Report on Internal Control over Financial Reporting" as this sentence is not part of the disclosure controls and procedures definition contained in Rules 13a-15(e) or 15d-15(e) under the Exchange Act and does not impact management's conclusion as to the effectiveness of your disclosure controls and procedures.

Directors, Executive Officers, and Corporate Governance, page 40

15. Please disclose when Mr. Lobachev became a director of your company. See Item 401(a) of Regulation S-K.

16. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Director Independence, page 41

17. Please note that the Securities and Exchange Commission does not have rules defining "independent." Please revise accordingly to state which definition of "independent" you are using.

Certain Relationships and Related Transactions, page 44

18. As required by Item 404 of Regulation S-K, please provide disclosure in this section relating to the lease arrangement with Viktor Schilling discussed on page 8 and the transactions discussed in paragraphs (b) and (c) contained in Note 11 to the financial statements.

Financial Statements

Notes to the Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Basis of Presentation, page 24

19. Your disclosures on page 2 indicate that you may have transferred the original operations of Royal Style Design, Inc. to former management prior to or at the same time of the recapitalization. Please provide additional clarity about the net assets that existed at Royal Style Design, Inc. prior to the transaction with Diversified Global Holdings, Inc. as well as the terms of the transfer of the existing business by addressing the following:
   - Please disclose the net assets that existed at Royal Style Design, Inc. prior to the transfer of the existing business and the transaction with Diversified Global Holdings, Inc.;
   - Please disclose the amount of net assets of Royal Style Design, Inc. that were transferred;
   - Please disclose the net assets that existed at Royal Style Design, Inc. after the transfer of the existing business but prior to the transaction with Diversified Global Holdings, Inc.; and
   - Please disclose the purchase price of the net assets of Royal Style Design, Inc. that were sold to former management as well as how the purchase price was determined.

Significant Accounting Policies

Inventories, page 26

20. Inventories are stated at the lower of cost or market. You receive goods on consignment and payment is made to the consignor when title to the merchandise passes to the purchaser. Please disclose the method used to determine the cost of your inventory. Refer to Rule 5-02.06(b) of Regulation S-X. Please also disclose how you account for goods on consignment, including whether they are included in

your reported inventory amount. Please disclose whether you have title and significant risks of ownership of this consigned inventory.

Note 2. Acquisitions, page 30

21. Please provide the following disclosures regarding your acquisitions:
    - The amount of acquisition-related costs. Refer to ASC 805-10-50-2(e) and (f) as well as ASC 805-10-55-41;
    - Information regarding contingent consideration arrangements, if any. Refer to ASC 805-30-50(c). It should be clear the extent to which the total purchase price consideration could increase and the events or circumstances that would result in the amount increasing; and
    - The amount of goodwill recorded by reportable segment. Refer to ASC 805-30-50(e).

22. Please provide us with a summary of the adjustments that were made to the historical financial statements to arrive at the acquisition-date fair values of the assets and liabilities acquired pursuant to ASC 805-20-30. Please provide this summary at the balance sheet line item level.

23. Each of the agreements entered into with the three companies acquired on December 31, 2009 and the three companies acquired effective July 1, 2010 provides the former owners the right to repurchase ownership of the subsidiary they sold to you at any time in the first year following the closing date. The former owner would pay you the value of the subsidiary as such value is determined by your Board of Directors. Please help us understand the business purpose of granting this right to the former owners as well as the likelihood of the former owners exercising this right. Please also tell us what consideration you gave as to whether there are any accounting implications of granting this right.

Note 12. Business Segment Information, page 36

24. Please report a measure of total assets for each reportable segment in accordance with ASC 280-10-50-22. Please also disclose the types of products and services from which each reportable segment derives its revenues in accordance with ASC 280-10-50-21(b).

Exhibits 31.1 and 31.2 – Section 302 Certifications

25. Please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not omit "The registrant's other certifying officer(s) and I are" in paragraph 4, the word "fiscal" in the parenthetical in paragraph 4(d), or "The registrant's other certifying officer(s) and" in paragraph 5. This comment also

applies to Exhibits 31.1 and 31.2 in your Forms 10-Q for the fiscal periods ended
March 31, 2010, June 30, 2010, and September 30, 2010.

Form 10-Q for the fiscal period ended March 31, 2010

Controls and Procedures, page 21

26. We note that you have incorrectly identified Rules 13a-4c and 15d-14c as defining
disclosure controls and procedures. Please note that disclosure controls and
procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer
to the correct rules or do not refer to the rules at all. This comment also applies to
your disclosure regarding controls and procedures in your Forms 10-Q for the fiscal
periods ended June 30, 2010 and September 30, 2010.

27. We note that your CEO and CFO concluded that your disclosure controls and
procedures are effective "in ensuring that material information relating to the
Company was made known to them during the period covered by this Quarterly
Report." This statement is not part of the disclosure controls and procedures
definition contained in Exchange Act Rules 13a-15(e) and 15d-15(e) and is not
appropriate. Please confirm to us that your CEO and CFO concluded that your
disclosure controls and procedures were effective as of the end of the period covered
by the report without this limitation. This comment also applies to your disclosure
regarding controls and procedures in your Forms 10-Q for the fiscal periods ended
June 30, 2010 and September 30, 2010.

Exhibit 31.2 – Section 302 Certification by the Chief Financial Officer

28. Please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation
S-K. Specifically, please do not replace "registrant" with "small business issuer" in
paragraph 5(b). This comment also applies to Exhibit 31.2 for your Forms 10-Q for
the fiscal periods ended June 30, 2010 and September 30, 2010.

Form 10-Q for the fiscal period ended September 30, 2010

General

29. Please address the above comments in your interim filings as well.

Note 1. Description of Business and Significant Accounting Policies

Recent Developments, page 7

30. Effective October 7, 2010, you reorganized the structure of your holding company by forming a new holding company subsidiary, Diversified Global Holdings Group, Inc., merging the company into that holding company subsidiary, and transferring the construction operating assets of your original company into a separate new operating subsidiary. As a result of the merger, you changed your company name to Diversified Global Holdings Group, Inc. Please expand your disclosures to address whether there was any accounting impact of this reorganization.

Note 3. Acquisitions, page 8

31. The pro forma financial information provided in the Form 8-K filed on October 13, 2010 indicates that OOO PSO Kazanneftekhiminvest Ltd. was significantly larger in terms of assets, revenues, and net earnings. For example, the assets of OOO PSO Kazanneftekhiminvest Ltd. were $203.2 million as of June 30, 2010 compared to your total assets of $3.6 million. Revenues were $8.9 million for the six months ended June 30, 2010 compared to your revenues of $2.9 million and net earnings were $.9 million for the six months ended June 30, 2010 compared to your net earnings of $.2 million. In this regard, please disclose the business purposes as to why the owners of OOO PSO Kazanneftekhiminvest Ltd. would want to transfer all of their ownership interests in this entity for 32.3 million shares of your common stock, which only represents approximately 37% of your shares of common stock outstanding at September 30, 2010. Please also address the business purpose for wanting to merge with much smaller entities.

Note 6. Property and Equipment, page 13

32. Given that land reflects approximately 82% of your total assets at September 30, 2010, please expand your disclosures regarding the land you own to describe where this land is located and its intended use. It appears that this land was attained through your acquisition of OOO PSO Kazanneftekhiminvest Ltd. Please tell us what the historical book value of this land was on the date of acquisition as well as how you arrived at the acquisition-date fair value of this land. Please also specifically disclose your impairment considerations. You should address how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances.

Note 6. Property and Equipment, page 13

33. The financial statements for the year ended December 31, 2009 for OOO PSO
    Kazanneftekhiminvest Ltd. and the pro forma balance sheet as of June 30, 2010
    provided in the Form 8-K filed on October 13, 2010 indicate that OOO PSO
    Kazanneftekhiminvest Ltd. acquired $184 million of land during the six months of
    June 30, 2010. Please disclose the terms of the transaction in which OOO PSO
    Kazanneftekhiminvest Ltd. acquired this land. Your disclosures should include the
    following:
    • The purchase price of the land and how the purchase price was determined;
    • The fair value of the land on the purchase date and how this was determined if
      different than the purchase price;
    • How the purchase price was paid. If shares were issued, discuss how these shares
      were valued;
    • Who the land was purchased from, including whether they were a related party;
      and
    • The business purpose for acquiring the land especially given your subsequent
      acquisition of OOO PSO Kazanneftekhiminvest Ltd.

Liquidity and Capital Resources

34. Please clearly identify each of your significant sources and uses of cash, including
    any availability under credit facilities. Please provide a comprehensive discussion of
    the significant changes in your sources and uses of cash from period to period and the
    impact of these changes or your liquidity and capital resources. In light of these
    changes, please also discuss how you determined that these sources of cash will still
    be sufficient to meet your cash and liquidity requirements on both a short-term and
    long-term basis. Please also disclose if you expect any alternative sources of funding
    to be available in the future. Your discussion should address how you intend to repay
    the $10 million of current debt recorded at September 30, 2010 based on your
    available sources of cash.

Form 8-K filed on October 13, 2010

General

35. For each of the three entities acquired on July 1, 2010, please tell us how you
    determined that you did not need to provide any interim financial statements. Refer
    to Rule 8-04(c) of Regulation S-X.

(b) Pro Forma Financial Information, page 118

36. Please help us understand why there would not be any pro forma adjustments to the historical assets and liabilities recorded to arrive at the acquisition-date fair values of these assets and liabilities. Refer to ASC 805-20-30. Please also address what consideration you gave as to whether any additional assets or liabilities that the acquiree had not previously recognized as assets and liabilities in its financial statements needed to be recorded. Refer to ASC 805-20-25-4. Please also address the above as it relates to the three acquisitions made in December 2009.

37. Please address why acquisition-related costs would not be reflected in the stockholders' equity section of the pro forma balance sheet. Given that these are nonrecurring charges, we would not expect to see these costs reflected on pro forma statement of operations pursuant to Rule 11-02(b)(5) of Regulation S-X but would expect to see an adjustment to retained earnings on your pro forma balance sheet.

38. Please help us understand why there would be no corresponding adjustments to the pro forma statement of operations as a result of recording any assets acquired or liabilities assumed at the acquisition-date fair values. For example, if there were any fair value adjustments to property and equipment or any changes in useful lives, please help us understand why there would not be any adjustment to depreciation expense.

39. Please tell us the nature and terms of any contractual agreements, including management, cost sharing, or service agreements, which were in place subsequent to the acquisitions. Please tell us what consideration you gave as to whether the effect of these arrangements should be reflected in your pro forma financial statements, if applicable.

40. Please provide us with a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS.

41. Please provide us a pro forma balance sheet which separately shows each stockholders' equity line item.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief